UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
(Amendment No. 31)
Under the Securities Exchange Act of 1934
BIOVAIL CORPORATION

(Name of Issuer)
COMMON SHARES, NO PAR VALUE

(Title of Class of Securities)
09067K106

(CUSIP Number)
Eugene N. Melnyk
c/o Harridyal Sodha & Associates
The Grove, 21 Pine Road
Belleville, St. Michael
Barbados, BB 11113

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 12, 2008

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No.	09067K106

1	NAMES OF REPORTING PERSONS Eugene Melnyk

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	7	SOLE VOTING POWER

NUMBER OF		20,988,262

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		190,496

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		20,988,262

WITH	10	SHARED DISPOSITIVE

		190,496

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	21,178,758

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	13.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

     This Amendment No. 31 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 30, 1994, as amended by Amendment No. 1 thereto filed with the SEC on April 11, 1995, Amendment No. 2 thereto filed with the SEC on September 25, 1996, Amendment No. 3 thereto filed with the SEC on March 11, 1997, Amendment No. 4 thereto filed with the SEC on May 6, 1997, Amendment No. 5 thereto filed with the SEC on January 13, 1998, Amendment No. 6 thereto filed with the SEC on March 26, 1998, Amendment No. 7 thereto filed with the SEC on September 28, 2001, Amendment No. 8 thereto filed with the SEC on January 15, 2002, Amendment No. 9 thereto relating to the event date of February 1, 2002, Amendment No. 10 thereto relating to the event date of May 8, 2002, Amendment No. 11 thereto relating to the event date of November 28, 2002, Amendment No. 12 thereto relating to the event date of August 6, 2003, Amendment No. 13 thereto relating to the event date of November 7, 2003, Amendment No. 14 thereto relating to the event date of December 9, 2003, Amendment No. 15 thereto relating to the event date of January 14, 2004, Amendment No. 16 thereto relating to the event date of March 19, 2004, Amendment No. 17 thereto relating to the event date of August 12, 2004, Amendment No. 18 thereto relating to the event date of August 26, 2004, Amendment No. 19 thereto relating to the event date of March 15, 2005, Amendment No. 20 thereto relating to the event date of April 30, 2006, Amendment No. 21 relating to the event date June 28, 2006, Amendment No. 22 relating to the event date of August 17, 2006, Amendment No. 23 relating to the event date of December 22, 2006, Amendment No. 24 relating to the event date of December 22, 2007, Amendment No. 25 relating to the event date of February 28, 2008, Amendment No. 26 relating to the event date of March 13, 2008, Amendment No. 27 relating to the event date of May 8, 2008, Amendment No. 28 relating to the event date of June 2, 2008, Amendment No. 29 relating to the event date of June 25, 2008 and Amendment No. 30 relating to the event date of July 28, 2008 (as so amended, the “Schedule 13D”), with respect to the common stock, no par value (the “Common Stock”), of Biovail Corporation (the “Company”). Except as amended by this Amendment No. 31, the Schedule 13D, as heretofore filed with the SEC, shall remain in full force and effect.
ITEM 3. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION
     Item 5(c) of Amendment No. 31 is incorporated by reference into this Item 3.
ITEM 4. PURPOSE OF THE TRANSACTION
     Item 4 of the Schedule 13D is hereby amended by adding the following:
     The shares acquired by Mr. Melnyk as reported in Item 5(c) were acquired for investment purposes. Depending on market conditions and other factors, Mr. Melnyk may from time to time acquire additional securities of the Company or dispose of additional securities of the Company in the open market, by private agreement or otherwise.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
Items 5(a)(i) — (v) of the Schedule 13D are hereby amended and restated in their entirety as follows:
     (i) As of December 15, 2008, Mr. Melnyk beneficially owned 21,178,758 shares of Common Stock, consisting of 16,085,758 shares owned by EM Holdings B.V., 4,426,324 shares owned directly by Mr. Melnyk, 190,496 shares owned by Laura Melnyk (Mr. Melnyk’s wife), 300,100 shares that are subject to options granted pursuant to incentive plans of the Company exercisable within 60 days held by Mr. Melnyk and 176,080 shares that are subject to security interests currently enforceable by Mr. Melnyk as described under Item 5(c) of the Schedule 13D. These holdings constitute in the aggregate approximately 13.3% of the shares of Common Stock outstanding. Except as described in this subparagraph (i), Mr. Melnyk does not beneficially own any shares of Common Stock.
     (ii) During 2004 and 2005, Mr. Melnyk settled four trusts, known as STAR Trusts, in the Cayman Islands. These trusts are the Breakwater, Edgewater, South Point and Highwater STAR Trusts. Mr. Melnyk had previously settled four other trusts in the Cayman Islands. The assets of those prior trusts (consisting principally of shares of Common Stock) were transferred to these trusts (through holding companies owned by them) in 2004 and 2005. On November 20, 2008, Breakwater, Edgewater and South Point transferred all of their assets to the Capital STAR Trust as part of a reorganization and consolidation of the trusts. On December 10, 2008, the Capital STAR Trust transferred 4,666,324 shares of Common Stock to the Capital Sports International STAR Trust as part of a reorganization of the trusts. The Shares were then disposed of on December 12, 2008 to Mr. Melnyk in exchange for consideration of equivalent value pursuant to an agreement on commercial terms.
     Each of the STAR Trusts noted above was settled by Mr. Melnyk and is governed and administered by institutional trustees who are wholly independent of Mr. Melnyk.

     (iii) As of December 15, 2008, the Capital STAR Trust, through holding companies owned by it, owned 3,098,698 shares of Common Stock. Mr. Melnyk discloses the ownership of these shares by the STAR trusts in this Amendment to satisfy the filing obligation that would exist if he were deemed to beneficially own the shares of Common Stock owned by the STAR trusts under Section 13(d) of the Act. However, Mr. Melnyk disclaims that he is the beneficial owner of any shares of Common Stock owned by the STAR trusts. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by Mr. Melnyk that he is or was a beneficial owner of, or exercises or exercised voting or investment power or control or direction over, any of those shares, or an admission that disclosure by Mr. Melnyk of any shares of Common Stock owned by the STAR trusts or by any predecessor trusts is or was required under the Act.
     (iv) The shareholding information of the STAR trusts set forth herein is based entirely on information obtained by Mr. Melnyk after due inquiry of the trustees of the STAR trusts, or others. With respect to such information, Mr. Melnyk has made all appropriate inquiries as he deemed necessary to ensure that the information is accurate and complete; however, Mr. Melnyk has prepared and filed this Amendment strictly in reliance on the information provided and therefore is unable to, and expressly does not, guarantee the accuracy or completeness of the STAR trusts’ shareholding information set out in this Amendment.
     (v) In the aggregate, the shares of Common Stock described in subparagraphs (i) and (iii) above constitute approximately 15.3% of the Common Stock outstanding as of December 15, 2008.
Item 5(c) of the Schedule 13D is hereby amended by inserting the following paragraph after the last paragraph thereof:
     From November 10, 2008 to November 11, 2008, an aggregate of 95,100 shares of Common Stock held by the Eugene Melnyk Registered Retirement Savings Plan were sold in open market transactions as disclosed on Schedule I, a copy of which is attached hereto as Exhibit 99.1.
     On December 11, 2008, options to acquire 150,000 shares of Common Stock (at an option price of USD$18.75 per share) granted to Mr. Melnyk pursuant to incentive plans of the Company expired in accordance with their terms.
     On December 11, 2008, the Capital STAR Trust sold an aggregate of 131,777 shares of Common Stock in open market transactions at an average price of USD$9.1605.
     On December 15, 2008, Mr. Melnyk sold an aggregate of 300,000 shares of Common Stock in open market transactions at an average price of USD$9.1219.
     On December 12, 2008, Mr. Melnyk entered into an agreement to sell certain assets to Capital Sports Investment S.a.r.l., a company owned by the Capital Sports International STAR Trust. In partial consideration for this transaction, Mr. Melnyk received 4,666,324 shares of Common Stock valued at CAD $10.8565 per share upon the consummation of the transaction on December 12, 2008. In connection with this transaction, the Capital STAR Trust effected the transactions disclosed on Schedule II, a copy of which is attached hereto as Exhibit 99.2.
     Mr. Melnyk disclaims any beneficial ownership relating to any shares owned by the Capital STAR Trust or the Capital Sports International STAR Trust or its predecessor trusts, and the inclusion of any information in this Item 5(c) shall not be deemed to be an admission by Mr. Melnyk that he is or was a beneficial owner of, or exercises or exercised voting or investment power or control or direction over, any of those shares, or an admission that disclosure by Mr. Melnyk of any shares of Common Stock owned by the Capital STAR Trust or the Capital Sports International STAR Trust or by any predecessor trusts is or was required under the Act.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS TO SECURITIES OF THE ISSUER.
Item 6 of the Schedule 13D is hereby amended by adding the following thereto:
     Item 5(c) of Amendment No. 31 is incorporated by reference into this Item 6.
ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.
Exhibit 99.1 Schedule I
Exhibit 99.2 Schedule II

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 15, 2008

/s/ Eugene Melnyk
Eugene Melnyk